Filed Pursuant to Rule 433
Registration No. 333-158385
November 21, 2011
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009, and
Prospectus Supplement dated April 9, 2009)

# HSBC USA Inc.
## Leveraged Steepener Notes

▸ 10 year Leveraged Steepener Notes due November 30, 2021

▸ Quarterly interest payments at a fixed rate of 8.00% p.a. for the first year of the term of the Notes

▸ After the first year, quarterly interest payments based on a floating interest rate p.a., reset quarterly, equal to the 10-Year Constant Maturity Swap Rate less the 2-Year Constant Maturity Swap Rate, less 0.25%, multiplied by 4.5, subject to a cap of 8.00% p.a.

▸ Callable on the call date at the option of HSBC USA Inc. upon notice to the holder

▸ Any payment on the Notes is subject to the credit risk of HSBC USA Inc.

The Notes offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-10 of this free writing prospectus.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-5 of this document and page S-3 of the accompanying prospectus supplement.**

| | Price to Public[1] | Fees and Commissions[2] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | At variable prices | | |
| Total | At variable prices | | |

[1] HSBC USA Inc. proposes to offer the Notes from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale; provided, however, that such price will not be less than $950.00 per principal amount of Notes and will not be more than $1,000.00 per principal amount of Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-10 of this free writing prospectus.

[2] If the Notes priced today, HSBC USA Inc. or one of our affiliates would pay varying discounts and commissions of approximately 2.50% per $1,000 principal amount of Notes in connection with the distribution of the Notes. The actual discounts and commissions that HSBC USA Inc. or one of our affiliates will pay may be more or less than 2.50% and will depend on market conditions on the Pricing Date. In no event will HSBC USA Inc. or one of our affiliates pay varying discounts and commissions in excess of 5.00% per $1,000 principal amount of Notes in connection with the distribution of the Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-10 of this free writing prospectus.

**HSBC** ◆

## HSBC USA Inc.

# Leveraged Steepener Notes

The offering of Leveraged Steepener Notes due November 30, 2021 (the "Notes") will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control.  In reviewing the accompanying prospectus supplement, all references to "Reference Asset" therein shall refer to the 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate.

**This free writing prospectus relates to a single offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with quarterly interest payments at a fixed rate per annum for the first year of the term of the Notes and, for the remainder of the term of the Notes, at a rate per annum equal to the Reference Rate (as defined below) multiplied by 4.5, subject to the Interest Cap Rate and the Interest Floor Rate.  The Notes will be callable on November 30, 2016 at the option of HSBC USA Inc. pursuant to the Call Feature set forth below.  The following key terms relate to the offering of these Notes:**

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Issuer Rating:** | AA- (S&P), A1 (Moody's), AA (Fitch)† |
| **Principal Amount:** | $1,000 per Note. |
| **Trade Date:** | No later than November 25, 2011 |
| **Pricing Date:** | No later than November 25, 2011 |
| **Original Issue Date:** | November 30, 2011 |
| **Maturity Date:** | Expected to be November 30, 2021, or if such day is not a Business Day, the next succeeding Business Day. |
| **Payment at Maturity:** | On the Maturity Date, for each Note, we will pay you the Principal Amount of your Notes plus any accrued but unpaid Interest. |
| **Interest:** | Interest will be paid quarterly and will accrue at the applicable Interest Rate set forth below.  The Interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. |
| **Interest Rate:** | For each Interest Payment Period between the Original Issue Date and the first anniversary of the Original Issue Date (the "Fixed Rate Payment Period"):  8.00% per annum. |
| | For each Interest Payment Period following the Fixed Rate Payment Period (the "Floating Rate Payment Period"): a rate per annum equal to the greater of (a) Interest Floor Rate and (b) the Reference Rate multiplied by 4.5, subject to the Interest Cap Rate.  The Interest Rate with respect to each Floating Rate Payment Period will be reset quarterly on the applicable Interest Determination Date. |
| **Reference Rate:** | 10-Year Constant Maturity Swap Rate less the 2-Year Constant Maturity Swap Rate, less 0.25% |
| **Interest Payment Periods:** | The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date. |
| **Interest Cap Rate:** | 8.00% per annum |
| **Interest Floor Rate:** | 0.00% per annum |
| **Interest Determination Date:** | The date which is two Business Days immediately preceding the beginning of each Floating Rate Payment Period. |

| | |
|---|---|
| **10-Year Constant Maturity Swap Rate:** | The 11 a.m. fix of 10-Year Constant Maturity Swap Rate as published on Reuters page "ISDAFIX1" on the relevant Interest Determination Date. If such fixing is not available, the relevant rate will be a percentage determined on the basis of the mid-market semiannual swap rate quotation which appears on the ICAP SwapPX Screen 272 Page under the heading "11:00 a.m. Rates", at approximately 11:00 a.m., New York City time, on the relevant Interest Determination Date, and, for this purpose, the semiannual swap rate means the mean of the bid and offered rates for the semiannual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to the 3-Month LIBOR which appears on Reuters page "LIBOR01". |
| **2-Year Constant Maturity Swap Rate:** | The 11 a.m. fix of 2-Year Constant Maturity Swap Rate as published on Reuters page "ISDAFIX1" on the relevant Interest Determination Date. If such fixing is not available, the relevant rate will be a percentage determined on the basis of the mid-market semiannual swap rate quotation which appears on the ICAP SwapPX Screen 272 Page under the heading "11:00 a.m. Rates", at approximately 11:00 a.m., New York City time, on the relevant Interest Determination Date, and, for this purpose, the semiannual swap rate means the mean of the bid and offered rates for the semiannual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to the 3-Month LIBOR which appears on Reuters page "LIBOR01". |
| **Call Feature:** | The Notes are redeemable at our option, in whole, but not in part, on the Call Date, upon notice on or before the Call Notice Date, at an amount that will equal the Principal Amount of your Notes plus accrued but unpaid Interest up to, but excluding, the Call Date. If the Notes are called prior to the Maturity Date, you will be entitled to receive only the Principal Amount of the Notes and any Interest payment in respect of Interest Payment Dates ended on or before the Call Date. In this case, you will lose the opportunity to continue to be paid Interest in respect of Interest Payment Dates ending after the Call Date. |
| **Call Date:** | November 30, 2016. |
| **Call Notice Date:** | 10 Business Days prior to the Call Date. |
| **Interest Payment Dates:** | The last calendar day of each February, May, August and November, commencing on February 29, 2012, up to and including the Maturity Date, provided that if any such day is not a Business Day, the relevant Interest Payment Date shall be the next succeeding Business Day and no additional interest will accrue for the applicable Interest Payment Period from and after the originally scheduled Interest Payment Date. If the Maturity Date falls on a date that is not a Business Day, payment of the Interest and principal will be made on the next succeeding Business Day, and no interest will accrue for the period from and after the originally scheduled Maturity Date. |
| **Business Day:** | Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York provided that, with respect to any Interest Determination Date, the day is also a London Banking Day. |
| **CUSIP/ISIN:** | 4042K1TC7/ |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |

[†] A credit rating reflects the creditworthiness of HSBC USA Inc and is not a recommendation to buy, sell or hold Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

## GENERAL

This free writing prospectus relates to a single offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with quarterly Interest payments that accrue at a fixed rate for the first year of the term of the Notes and at a floating rate equal to the greater of (i) the Interest Floor Rate and (ii) the Reference Rate times 4.5, subject to the Interest Cap Rate, for the remainder of the term of the Notes. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Interest is calculated based on the rate applicable to the relevant Fixed Rate Payment Period or Floating Rate Payment Period; however, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-5 of this free writing prospectus and page S-3 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest in the Notes, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

## INTEREST

Interest is paid quarterly and accrues at the applicable Interest Rate. Interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Interest Payment Dates are the last calendar day of each February, May, August and November, commencing on February 29, 2012, up to and including the Maturity Date, provided that if any such day is not a Business Day, the relevant Interest Payment Date shall be the next succeeding Business Day and Interest will not continue to accrue in respect of such Interest Payment Period. For information regarding the record dates applicable to the Interest paid on the Notes, please see the section entitled "Recipients of Interest Payments" on page S-18 in the accompanying prospectus supplement.

## CALL FEATURE

The Notes are redeemable at our option, in whole, but not in part, on the Call Date, upon notice on or before the Call Notice Date, at an amount that will equal the Principal Amount of your Notes plus accrued but unpaid Interest up to, but excluding, the Call Date. If the Notes are called prior to the Maturity Date, you will be entitled to receive only the Principal Amount of the Notes and any Interest payment in respect of Interest Payment Dates ended on or before the Call Date. In this case, you will lose the opportunity to continue to be paid Interest in respect of Interest Payment Dates ending after the Call Date.

## CALCULATION AGENT

We or one of our affiliates will act as calculation agent with respect to the Notes.

## TRUSTEE

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

## PAYING AGENT

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▶ You are willing to make an investment based on a fixed rate during the Fixed Rate Payment Period and dependent thereafter on the Reference Rate times 4.5, subject to the Interest Cap Rate.

▶ You are willing to make an investment that may be called on November 30, 2016. If we call your Notes, you will receive the Principal Amount of your Notes and the relevant Interest on the Interest Payment Date and will not receive any further Interest payments.

▶ You believe the Reference Rate will generally be positive on Interest Determination Dates by an amount sufficient to provide you with a satisfactory return on your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▶ You are unwilling to invest in the Notes based on the Reference Rate applicable to the corresponding Interest Payment Dates during the Floating Rate Payment Period.

▶ You are unwilling to make an investment in Notes that we can call on November 30, 2016, thereby potentially limiting your return on the Notes.

▶ You are unwilling to invest in the Notes based on the Interest Cap Rate, which may limit the Interest paid for each Floating Rate Payment Period.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

In addition to the following risks, you should review "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement including the explanation of risks relating to the Notes described in the following sections:

- "— Risks Relating to All Note Issuances";

- "—Additional Risks Relating to Notes With a Reference Asset That Is a Floating Interest Rate, an Index Containing Floating Interest Rates or Based in Part on a Floating Interest Rate"; and

- "—Additional Risks Relating to Notes With a Maximum Limitation, Maximum Rate, Ceiling or Cap."

### The Amount of Interest Payable Quarterly During the Floating Rate Payment Period is Uncertain and Could be Equal to the Interest Floor Rate.

You will receive a quarterly Interest payment on the applicable Interest Payment Date during the Floating Rate Payment Period that accrues at a rate per annum equal to the Reference Rate times 4.5, subject to the Interest Cap Rate of 8.00% per annum and the Interest Floor Rate of 0.00% per annum. The 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate, on which the Reference Rate is based may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on the 10-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate may be partially offset by other factors. We cannot predict the factors that may cause the 10-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate to increase or decrease. A decrease in the 10-Year Constant Maturity Swap Rate during the Floating Rate Payment Period will result in a reduction of the applicable Interest Rate, as will an increase in the 2-Year Constant Maturity Swap Rate. A Reference Rate that is less than or equal to zero will cause the Interest Rate for the applicable Interest Payment Date during the Floating Rate Payment Period to be equal to the Interest Floor Rate. The quarterly Interest Rate on the Notes after November 30, 2012 may be equal to the Interest Floor Rate, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual Interest Rate to maturity of the Notes as compared to other investment alternatives.

### The Notes are Not Ordinary Debt Securities and the Interest Rate is Not Fixed for any Floating Rate Payment Period and is Variable.

The Interest Rate is not fixed for any Floating Rate Payment Period, but will vary depending on the Reference Rate, subject to the Interest Cap Rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. The variable interest rate on the Notes, while determined, in part, by reference to the 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate, does not actually pay at either such rate. We have no control over any fluctuations in the 10-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate.

### The Notes May be Called Prior to the Maturity Date.

If the Notes are called early, the holding period over which you will receive Interest payments could be as little as five years. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of the Call Feature. We may choose to call the Notes early or choose not to call the Notes early, in our sole discretion. In addition, it is more likely that we will call the Notes prior to maturity if a significant decrease in U.S. interest rates or a significant decrease in the volatility of U.S. interest rates would result in greater Interest payments on the Notes than on instruments of comparable maturity, terms and credit rating then trading in the market.

### The Notes are Not Ordinary Debt Securities; The Reference Rate Determination Presents Different Investment Considerations than Fixed Rate Notes.

If general interest rates rise significantly, you may not expect to earn the Interest Cap Rate during any Floating Rate Payment Period because of the method for determining the Reference Rate. The Reference Rate is determined by (i) taking the 10-Year Constant Maturity Swap Rate and subtracting the 2-Year Constant Maturity Swap Rate and (ii) subtracting 0.25%. The 10-Year Constant Maturity Swap Rate must exceed the 2-Year Constant Maturity Swap Rate by more than 0.25% in order for you to earn an Interest Rate above the Interest Floor Rate. Additionally, increases in the 10-Year Constant Maturity Swap Rate may be offset by corresponding increases in the 2-Year Constant Maturity Swap Rate. You may not benefit from an increase in the 10-Year Constant Maturity Swap Rate if the 2-

Year Constant Maturity Swap Rate increases similarly. When determining whether to invest in the Notes, you should not focus on the Interest Cap Rate. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.

## Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the Principal Amount at maturity or any Interest payable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

## Your Interest Rate for Each Interest Payment Date during the Floating Rate Payment Period is Limited By the Interest Cap Rate.

During the Floating Rate Payment Period, the Interest Rate will be capped at the Interest Cap Rate of 8.00% per annum. As a result, you will not participate in any gain in the Reference Rate if the Reference Rate times 4.5 is greater than 8.00%. YOUR INTEREST RATE WILL NOT BE GREATER THAN THE INTEREST CAP RATE.

## The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of the Issuer, HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount payable on the Notes.

## Certain Built-In Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity.

While the payment of the Interest and the Payment at Maturity described in this free writing prospectus are based on the full aggregate Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing, if at all, to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for the Notes, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

## Variable Price Reoffering Risks.

HSBC proposes to offer the Notes from time to time for sale at varying prices determined at the time of each sale, *provided* that such prices will not be less than $950.00 per $1,000 Principal Amount of Notes or more than $1,000.00 per $1,000 Principal Amount of Notes. Accordingly, there is a risk that the price you pay for the Notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the Notes (*e.g.*, directly from HSBC or through a broker or dealer), any related transaction cost (*e.g.*, any brokerage commission), whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other factors beyond our control.

## The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to readily trade or sell the Notes. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price at which HSBC Securities (USA) Inc. is willing, if at all, to buy the Notes.

## Potential Conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Tax Treatment.**

For a discussion of U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" below and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

**The 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate, and Therefore the Value of the Notes, May be Volatile and Will Be Affected By a Number of Factors.**

The 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate, and therefore the value of the Notes is subject to volatility due to a variety of factors, including but not limited to:

- interest and yield rates in the market,
- changes in, or perceptions, about the future 10-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate,
- general economic conditions,
- policies of the Federal Reserve Board regarding interest rates,
- sentiment regarding underlying strength in the U.S. and global economies,
- expectations regarding the level of price inflation,
- sentiment regarding credit quality in the U.S. and global credit markets,
- central bank policy regarding interest rates,
- inflation and expectations concerning inflation,
- performance of capital markets,
- geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 10-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate,
- the time remaining to the maturity of the Notes, and
- the creditworthiness of the Issuer.

The impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Increases or decreases in the 10-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate could result in the corresponding Interest Rate decreasing or an Interest Rate equal to the Interest Floor Rate and thus in the reduction of the Interest payable on the Notes.

## ILLUSTRATIVE EXAMPLES

The following table indicates the Interest payable on the Interest Payment Dates during the Fixed Rate Payment Period. The dates in the table below refer to originally scheduled Interest Payment Dates during the Fixed Rate Payment Period and may be postponed as described herein.

During the Fixed Rate Payment Period, from the Original Issue Date to the first anniversary of the Original Issue Date, on each Interest Payment Date, the Notes will earn Interest at a rate of 8.00% per annum and on each Interest Payment Date during the Fixed Rate Payment Period you will receive an Interest Payment in the amount of $20.00.

During the Floating Rate Payment Period, the Notes will earn Interest at a rate equal to the Reference Rate times 4.5, subject to the Interest Cap Rate, but no case will the Notes earn less than the Interest Floor Rate. The Reference Rate is equal to (i) 10-Year Constant Maturity Swap Rate minus the 2-Year Constant Maturity Swap Rate (ii) minus 0.25%. The following scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Reference Rate and we cannot predict the Reference Rate on any Interest Determination Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Reference Rate. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Interest determination for a $1,000.00 Principal Amount of Notes, assume that there are 90 days in each quarterly period and reflect the Interest Cap Rate of 8.00% per annum and the Interest Floor Rate of 0.00% per annum.

| Hypothetical Reference Rate | Interest Floor Rate | Interest Cap Rate | Hypothetical Interest Rate Per Annum (Reference Rate x 4.5, subject to the Interest Cap Rate and Interest Floor Rate) | Hypothetical Interest Payment |
|---|---|---|---|---|
| 5.00% | 0.000% | 8.000% | 8.000% | $20.00 |
| 4.00% | 0.000% | 8.000% | 8.000% | $20.00 |
| 3.00% | 0.000% | 8.000% | 8.000% | $20.00 |
| 2.00% | 0.000% | 8.000% | 8.000% | $20.00 |
| 1.78% | 0.000% | 8.000% | 8.000% | $20.00 |
| 1.75% | 0.000% | 8.000% | 7.875% | $19.69 |
| 1.50% | 0.000% | 8.000% | 6.750% | $16.88 |
| 1.20% | 0.000% | 8.000% | 5.400% | $13.50 |
| 1.10% | 0.000% | 8.000% | 4.950% | $12.38 |
| 1.00% | 0.000% | 8.000% | 4.500% | $11.25 |
| 0.80% | 0.000% | 8.000% | 3.600% | $9.00 |
| 0.70% | 0.000% | 8.000% | 3.150% | $7.88 |
| 0.50% | 0.000% | 8.000% | 2.250% | $5.63 |
| 0.40% | 0.000% | 8.000% | 1.800% | $4.50 |
| 0.30% | 0.000% | 8.000% | 1.350% | $3.38 |
| 0.20% | 0.000% | 8.000% | 0.900% | $2.25 |
| 0.10% | 0.000% | 8.000% | 0.450% | $1.13 |
| 0.00% | 0.000% | 8.000% | 0.000% | $0.00 |
| -1.00% | 0.000% | 8.000% | 0.000% | $0.00 |
| -2.00% | 0.000% | 8.000% | 0.000% | $0.00 |
| -3.00% | 0.000% | 8.000% | 0.000% | $0.00 |
| -5.00% | 0.000% | 8.000% | 0.000% | $0.00 |
| -10.00% | 0.000% | 8.000% | 0.000% | $0.00 |

**Example 1: On an Interest Determination Date, the Reference Rate times 4.5 is equal to 2.00%.** Because the Reference Rate times 4.5 is 2.00%, which is less than the Interest Cap Rate, the Interest Rate for such Interest Payment Date during the Floating Rate Payment Period is 2.00% per annum and the Interest payment on the relevant Interest Payment Date during the Floating Rate Payment Period would be $5.00 per $1,000 Principal Amount of Notes calculated as follows:

$$1,000 \times \text{Interest Rate} \times 90/360$$
$$= \$1,000 \times 2.00\% \times 90/360$$
$$= \$5.00$$

**Example 2: On an Interest Determination Date, the Reference Rate times 4.5 is equal to 15.00%.** Because the Reference Rate times 4.5 is 15.00%, which is greater than the Interest Cap Rate, the Interest Rate for such Interest Payment Date during the Floating Rate Payment Period is equal to the Cap of 8.00% per annum and the Interest payment on the relevant Interest Payment Date during the Floating Rate Payment Period would be $20.00 per $1,000 Principal Amount of Notes, the maximum payment on the Notes, calculated as follows:

$$1,000 \times \text{Interest Rate} \times 90/360$$
$$= \$1,000 \times 8.00\% \times 90/360$$
$$= \$20.00$$

**Example 3:  On an Interest Determination Date, the Reference Rate times 4.5 is equal to -1.00%.**  Because the Reference Rate times 4.50 is -1.00%, which is less than the Interest Floor Rate of 0.00%, the Interest Rate for such Interest Payment Date during the Floating Rate Payment Period is equal to the Interest Floor Rate of 0.00% per annum and the Interest payment on the relevant Interest Payment Date during the Floating Rate Payment Period would be $0.00 per $1,000 Principal Amount of Notes, the minimum payment on the Notes, calculated as follows:

$$1,000 \times \text{Interest Rate} \times 90/360$$
$$= \$1,000 \times 0.00\% \times 90/360$$
$$= \$0.00$$

## HISTORICAL PERFORMANCE OF THE REFERENCE RATE

The following graph sets forth the historical performance of the Reference Rate based on the daily historical closing levels of the 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate from November 20, 2006 through November 17, 2011.  We derived the Reference Rate from the closing rates of the 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate obtained from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service.  The Reference Rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Interest Rate on the Notes for any Floating Rate Payment Period.

The Reference Rate, as derived from data that appeared on Bloomberg Professional® Service on November 17, 2011 was 1.12%. The closing rate reported by Bloomberg Professional® Service may not be indicative of the 10-Year Constant Maturity Swap Rate that will be derived from the applicable Reuters page.

**Historical Performance of (i) The 10-Year Constant Maturity Swap Rate less (ii) The 2-Year Constant Maturity Swap Rate less (iii) 0.25%**



**Source: Bloomberg Professional® Service**

The historical Reference Rates should not be taken as an indication of future performance, and no assurance can be given as to the Reference Rate relevant to any Interest Payment Date during the Floating Rate Payment Period. We cannot give you assurance that the performance of the Reference Rate will result in an Interest Rate, other than with respect to the Interest Payments Dates originally scheduled to occur on or before November 30, 2012, that will provide a satisfactory return on your investment.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in Payment at Maturity on page FWP-1 in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the Interest Rate calculated on the basis of a 360-day year consisting of twelve 30-day months. The accelerated Maturity Date will be the fifth Business Day following the accelerated final Interest Determination Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

HSBC proposes to offer the Notes from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale; provided, however, that such price will not be less than $950.00 per Principal Amount of Notes and will not be more than $1,000.00 per Principal Amount of Notes.

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors. If the Notes priced today, HSBC USA Inc. or one of our affiliates would pay varying discounts and commissions of approximately 2.50% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes. The actual discounts and commissions that HSBC USA Inc. or one of our affiliates will pay may be more or less than 2.50% and will depend on market conditions on the Pricing Date. In no event will HSBC USA Inc. or one of our affiliates pay varying discounts and commissions in excess of 3.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Sidley Austin LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though the actual Interest payments made with respect to the Notes during a taxable year may differ from the amount of OID that must be accrued during that taxable year.

Based on the factors described in the section, "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the accompanying prospectus supplement, in order to illustrate the application of the noncontingent bond method to the Notes, we have estimated that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 4.23% per annum (compounded quarterly). In addition, we have computed a "projected payment schedule" that produces the comparable yield and includes the projected amount of the Interest payments.

Under this method and based upon the estimate of the comparable yield, HSBC has estimated that the projected payment schedule for the Notes that have a Principal Amount of $1,000 and an issue price of $1,000, consists of the following aggregate annual projected payments, and a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000 and holds the Note until maturity will, subject to the adjustments described below, be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

| Year | Aggregate Annual Projected Payments | OID Income |
| --- | --- | --- |
| 2011 | N/A | $3.60 |
| 2012 | $80.00 | $41.62 |
| 2013 | $37.19 | $40.77 |
| 2014 | $37.19 | $40.93 |
| 2015 | $37.19 | $41.05 |
| 2016 | $37.19 | $41.30 |
| 2017 | $37.19 | $41.43 |
| 2018 | $37.19 | $41.61 |
| 2019 | $37.19 | $41.77 |
| 2020 | $37.19 | $42.04 |
| 2021 | $1,037.19 | $38.57 |

However, if the actual amount of Interest payments in a taxable year is different from the amounts reflected in the projected payment schedule, a U.S. holder is required to make adjustments in its OID accruals when such amounts are paid. Adjustments arising from Interest payments that are greater than the projected amounts of those payments are referred to as "positive adjustments"; adjustments arising from Interest payments that are less than the projected amounts are referred to as "negative adjustments." Any net positive adjustment for a taxable year is treated as additional OID income of the U.S. holder. Any net negative adjustment reduces any OID on the Note for the taxable year that would otherwise accrue. Any excess is then treated as a current-year ordinary loss to the U.S. holder to the extent of OID accrued in prior years. The balance, if any, is treated as a negative adjustment in subsequent taxable years. To the extent that it has not previously been taken into account, an excess negative adjustment reduces the amount realized upon a sale, exchange, or retirement of the Note.

U.S. holders should also note that the actual comparable yield may be different than as provided in this summary depending upon market conditions on the date the Notes are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule, as determined by us, by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

## TABLE OF CONTENTS

### Free Writing Prospectus


General .................... FWP-3
Investor Suitability .................... FWP-4
Risk Factors .................... FWP-5
Illustrative Examples .................... FWP-8
Historical Performance of the 10-Year Constant Maturity Swap Rate .................... FWP-9
Events of Default and Acceleration .................... FWP-10
Supplemental Plan of Distribution (Conflicts of Interest) .................... FWP-10
U.S. Federal Income Tax Considerations .................... FWP-10


### Prospectus Supplement


Risk Factors .................... S-3
Pricing Supplement .................... S-16
Description of Notes .................... S-16
Sponsors or Issuers and Reference Asset .................... S-37
Use of Proceeds and Hedging .................... S-37
Certain ERISA .................... S-38
Certain U.S. Federal Income Tax Considerations .................... S-39
Supplemental Plan of Distribution .................... S-52


### Prospectus


About this Prospectus .................... 2
Special Note Regarding Forward-Looking Statements .................... 2
HSBC USA Inc. .................... 3
Use of Proceeds .................... 3
Description of Debt Securities .................... 4
Description of Preferred Stock .................... 16
Description of Warrants .................... 22
Description of Purchase Contracts .................... 26
Description of Units .................... 29
Book-Entry Procedures .................... 32
Limitations on Issuances in Bearer Form .................... 36
Certain U.S. Federal Income Tax Considerations Relating to Debt Securities .................... 37
Plan of Distribution .................... 52
Notice to Canadian Investors .................... 54
Certain ERISA Matters .................... 58
Where You Can Find More Information .................... 59
Legal Opinions .................... 59
Experts .................... 59


**You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.**

# HSBC USA Inc.

## $ Fixed to Floating Rate Notes due November 30, 2021

## November 21, 2011

**FREE WRITING PROSPECTUS**